SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Act of 1934

For the year ended December 31, 2002

City Holding Company

401(k) Plan and Trust

City Holding Company

25 Gatewater Road

Cross Lanes, West Virginia 25313

City Holding Company

401(k) Plan and Trust

Form 11-K

Year ended December 31, 2002

Required Information

The City Holding Company 401(k) Plan and Trust (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Report of Independent Auditors	1

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

Schedule H, Line 4(i)—Schedule of Assets Held for Investment Purposes at End of Year	10

Item 9(b)—Exhibits:

Exhibit 23—Consent of Independent Auditors

Exhibit 99.1—Certification Pursuant to Section 906

Exhibit 99.2—Certification Pursuant to Section 906

Report of Independent Auditors

Board of Directors

City Holding Company

We have audited the accompanying statements of net assets available for benefits of City Holding Company 401(k) Plan and Trust (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held for Investment Purposes at End of Year at December 31, 2002, is presented for the purpose of additional analysis and are not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedules has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/S/    ERNST & YOUNG LLP

June 18, 2003

City Holding Company

401(k) Plan and Trust

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Cash and cash equivalents	$68,041	$4,230,917
Investments at fair value:
Mutual and commingled funds	6,604,949	1,081,293
Common stock of City Holding Company	17,813,013	4,538,019
Participant loans	483,970	275,679

Total assets	24,969,973	10,125,908
Accrued expenses	4,350	—

Net assets available for benefits	$24,965,623	$10,125,908

See accompanying notes.

City Holding Company

401(k) Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions
Investment income:
Net appreciation in fair value of investments	$11,342,905
Interest and dividends	295,815

11,638,720
Contributions:
Contributions from employer	591,187
Contributions from employees	1,180,272

1,771,459

Total additions	13,410,179
Deductions
Withdrawals and benefit paid directly to participants	5,608,429
Administrative expenses	12,900

Total payments and expenses	5,621,329

Net increase	7,788,850
Transfer from City Holding Company Employee Stock Ownership Plan Money Purchase	4,801,680
Transfer from City Holding Company Employee Stock Ownership Stock Bonus Plan	578,736
Transfer from Horizon Bancorp 401(k) Plan	1,670,449
Net assets available for benefits:
Beginning of year	10,125,908

End of year	$24,965,623

See accompanying notes.

City Holding Company

401(k) Plan and Trust

Notes to Financial Statements

Year ended December 31, 2002

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the City Holding Company 401(k) Plan and Trust (the Plan) are maintained on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash equivalents are short-term, highly liquid investments. The market value of cash equivalents approximates cost. Cash and cash equivalents at December 31, 2001, primarily represent the liquidation of certain investments to be transferred in connection with the transfer of the Plan’s assets to the new trustee, City National Bank of West Virginia.

Investments

The Plan determines the fair value of its investment in City Holding Company common stock based on the stock’s quoted trade price. Investments in mutual and commingled funds are valued at the Plan’s proportionate share of the quoted fair value of net assets in each fund as of December 31, 2002 and 2001.

Included in the Mutual and Commingled Funds on the Statement of Net Assets Available for Benefits, as of December 31, 2001, is a group annuity contract that represents an investment in a Deposit Administration Fund maintained by an insurance company. Interest is credited to the Deposit Administration Fund, compounded annually, and is determined by annual interest rates which will not be less than 4.25% for the 2001 contract year (as specified in the contract). At least 30 days prior to the expiration of the interest guarantees, the Hartford Life Insurance Company shall advise the Plan of new interest guarantees that apply to the contract. In addition to the interest guarantees above, a long-term guaranteed interest rate of 3% applies to all contributions and earnings received and applies for the life of the contract. The group annuity contract is valued at cost plus reinvested income, which approximates fair value. Participant

City Holding Company

401(k) Plan and Trust

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

directed transfers may be made under the contract. Such transfers are not subject to withdrawal charges, market value adjustments, or penalties provided that the amount of the withdrawal, when added to the sum of all withdrawals during the preceding twelve months, does not exceed 12% of the balance of the fund twelve months earlier. Such withdrawals are subject to the consent of the insurance company. This contract was paid during 2002, and is no longer an investment option.

Each participant may designate the percentage of his or her contributions to be invested into any of the investment options, offered by the Plan.

2. Description of Plan

The following description of the Plan provides general only information. Participants should refer to the Summary Plan Description for a complete description of the Plan’s provisions.

General

The Plan, which was amended and became effective January 1, 2002, is a defined contribution savings plan covering all employees of City Holding Company and its subsidiaries (the Company) who are eligible for participation in the plan the first day of the month subsequent to date of hire or attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Company’s contribution consists of a 50% match of the first 6% of each eligible participant’s contribution as directed by the participant’s investment elections. If a participant does not elect investment options, all contributions are invested in the default fund as noted by the Plan. Prior to the Plan amendment, the plan contained a profit sharing component to which there was no discretionary profit sharing contribution made during 2001. Also prior to the amendment, the matching contribution and profit sharing contribution were invested in the Company stock.

City Holding Company

401(k) Plan and Trust

Notes to Financial Statements (continued)

2. Description of Plan (continued)

Participant Accounts

Participants may elect to contribute, on a salary-deferral basis, up to 15% of annual compensation, subject to federal income tax limits. Included in participant contributions are approximately $11,000 and $31,000 in 2002 and 2001, respectively, of participant account balances rolled-over from previous employer plans.

Vesting

Participants are immediately vested in all contributions, the employer match, and earnings thereon when they are made to the Plan.

Effective November 1, 2001, vesting for participant’s accounts affected by certain business divestures of the Company were fully vested based upon the following dates: City Mortgage Services effective July 2, 1999; CityNet effective April 30, 2001; and Jarrett/Aim Communications effective May 31, 2001. The remaining participants not affected by the divestures were fully vested in their account balance effective December 31, 1995.

Prior to being amended, forfeitures of terminated participants’ non-vested account balances were allocated to eligible participants who were employed based upon the dates discussed above regarding vesting.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or for a reasonable time period if for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a reasonable rate. Participant assets are utilized to pay administrative fees associated with processing participant loans. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of Benefits

Benefits, representing each participant’s share in the Plan, are generally payable upon the participating employee’s death, retirement, disability, or separation from the Company. Benefits are payable in the form of cash, stock, or a combination thereof.

City Holding Company

401(k) Plan and Trust

Notes to Financial Statements (continued)

2. Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA.

3. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated December 23, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

4. Related Party Transactions

The Company provides certain accounting and administrative services to the Plan without charge. The Company also pays certain administrative costs on behalf of the Plan, including legal and accounting fees.

Effective January 1, 2002, City National Bank of West Virginia, a subsidiary of the Company, became the trustee of the Plan’s assets, whereas the trustee prior to this date was an independent third party.

5. Investments

During 2002, the Plan’s investments (including investments purchased and sold as well as those held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Common stock	$12,055,385
Mutual and commingled funds	(712,480)

Total	$11,342,905

City Holding Company

401(k) Plan and Trust

Notes to Financial Statements (continued)

5. Investments (continued)

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

		December 31
		2002	2001
*	City Holding Company common stock	$17,813,013	$4,538,019
	Federated Capital Preservation Fund	2,279,914	—
	Federated Stock and Bond Fund, Inc.	1,728,041	—
	Group Annuity Contract	—	912,012

*	Includes nonparticipant directed (2001 only) and party-in-interest

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is a follows:

December 31 2001
Net assets:
City Holding Company common stock, at fair value	$4,538,019
Cash and cash equivalents	1,776

Total	$4,539,795

During 2002, the nonparticipant directed investments that were outstanding at December 31, 2001, became participant directed as a result of the Plan amendments previously described in Note 2.

6. Transfers from Other Plans

Effective January 1, 2002, the Board of Directors of the Company approved the merger of the Horizon Bancorp 401(k) Plan (Horizon Plan) into the Plan. The net assets that approximated $1.6 million of the Horizon Plan were transferred to the Plan trustee on January 7, 2002.

City Holding Company

401(k) Plan and Trust

Notes to Financial Statements (continued)

6. Transfers from Other Plans (continued)

Effective November 1, 2001, the Board of Directors of the Company approved the merger of the City Holding Company Employee Stock Ownership Bonus Plan and City Holding Company Employee Stock Ownership Plan Money Purchase (collectively the ESOP Plans) into the Plan. The ESOP Plans’ benefits are completely financed with Company stock. Approximately 446,000 shares of Company stock were transferred to the Plan trustee on January 8, 2002 to be added to the respective participant’s account balance.

7. Differences Between Financial Statements and Form 5500

For purposes of Form 5500, amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not paid as of year end. For financial reporting purposes, these amounts are not recorded. The amounts allocated to withdrawn participants not yet paid as of December 31, 2001, was $8,301.

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500 as of December 31, 2001:

Net assets available for benefits per the financial statements	$10,125,908
Transfer of assets from the ESOP Plans	5,380,416

Net assets available for benefits per Form 5500	$15,506,324

The net assets available for benefits in the financial statements differ from the net assets available for benefits in the Form 5500 due to the treatment of the assets transferred from the ESOP Plans on January 8, 2002, as discussed in Note 6. The Statement of Net Assets Available for Benefits as of December 31, 2001, does not include the ESOP Plan assets transferred on January 8, 2002, whereas the Form 5500 filed on October 15, 2002, includes these assets based on the merger occurring shortly after the Plan year-end.

City Holding Company

401(k) Plan and Trust

Plan: 002 EIN: 550619957

Schedule H, Line 4(i)—Schedule of Assets Held for

Investment Purposes at End of Year

December 31, 2002

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
Common stock:
*City Holding Company common stock	630,326 shares	$17,813,013
Investments in mutual or commingled funds:
Federated Capital Appreciation Fund	57,277 units	1,109,454
Federated Capital Preservation Fund	227,991 units	2,279,914
Federated Kaufmann Fund	17,587 units	60,676
Federated Limited Duration Fund	75,088 units	718,593
Federated Max-Cap Index Fund	10,773 units	191,654
Federated Stock and Bond Fund, Inc.	110,277 units	1,728,041
Federated Stock Trust	3,421 units	92,970
Federtated Total Return Bond Fund	10,973 units	118,397
Alger Growth Fund	4,134 units	34,645
Baron Small Cap Fund	6,043 units	80,791
Janus Advisor International Growth Fund	10,447 units	189,814

		6,604,949
Cash and cash equivalents:
Cash		68,041

		68,041
Participant loans (annual interest rates ranging from 5.25% to 10.21% and maturities ranging from July 2003 to December 2007)		483,970

Total		$24,969,973

*	Party-in-interest

Pursuant to the requirements of the Securities and Exchange Act of 1934, City Holding Company has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CITY HOLDING COMPANY 401(k) Plan and Trust

/s/ CRAIG G. STILWELL
Craig G. Stilwell Plan Administrator

June 18, 2003

Exhibits